Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.co

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  2 - 2011

January 21, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES 9.06 GRAMS OF GOLD PER TONNE
OVER 7.3 METRES AT MARBAN

Aurizon Mines Ltd. (“Aurizon”) is pleased to announce the latest drill results at the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

Assay results were received for 21 drill holes.  Significant intersections include:

•

9.06 grams of gold per tonne over 7.3 metres (MB-10-120),

•

66.00 grams of gold per tonne over 1.2 metres (MB-10-121),

•

5.74 grams of gold per tonne over 4.2 metres (MB-10-124),

Two drill rigs have been in operation at the Marban deposit since August 30, 2010.  Fifty-three (53) drill holes and two (2) extensions of previous holes have been completed, for a total 15,275 metres.  The drilling conducted to date is confirming the geological and structural model and the continuity to the gold mineralised zones.  The results for 21 holes are tabled at the end of this news release.  The results for the remaining 18 completed drill holes are pending.

Marban Deposit Drilling

The initial phase of the program is intended to complete the drill hole pattern on a 50 metre spacing to a vertical depth of 300 metres.  Select in-fill drilling on a 25 metre spacing will be conducted around intersections of economic interest.

During the months of September and October, drilling was carried out over a 250-metre strike length within the central portion of the deposit, more specifically between lines/sections 1+00E to 1+50W.  The drill holes tested the entire width of the Marban Mine Sequence from surface to a vertical depth of about 350 metres.  The Mine Sequence, consisting of deformed mafic volcanic rocks, is approximately 250 metres wide in this area and hosts several important sub-parallel sulphide and gold mineralized shear zones.

In November, December and January, drilling extended over a one-kilometre strike length of the Marban gold system, from lines/sections 5+00E to 5+00W.  One drill rig was assigned to holes that required traversing the Marban mine (1961-74) underground workings, located between 150 and 250 metres vertical depth, in order to investigate the prospective shear zone located along the footwall (south) contact of the Mine Sequence.

Aurizon Mines Ltd.
News Release – January 21, 2011

Aurizon Reports 9.06 Grams of Gold Per Tonne over 7.3 Metres at Marban

General observations from results received to date at Marban include:

•

Important gold mineralized intervals were intersected along the lateral and depth extensions of the mined out ore in Zones B and D1.

•

Several important mineralized zones are now recognised within the broad footwall shear, namely Zones T, A, C, C1 and C2.  The footwall is characterised by wide low grade sulphide and gold mineralized envelopes with higher grade gold intervals over a few metres.  The footwall shear remains partially tested over the 1.3 kilometre extension of the Marban gold system and is a priority target for resource development.

•

The narrower Zones 2 and E, located near the folded hanging wall (north) contact, previously referred to as the Wedge Zones, were traced over a one-kilometre strike length and returned some high-grade gold intervals.

Outlook

A third drill rig is to be added by the end of January to carry out 5,800 metres of shallow drilling at the Norlartic deposit.  In addition, 16 drill holes, for a total of 3,200 metres, are planned to test the area between the Marban and Norlartic deposits.

Aurizon and Niogold Mining Corporation (“Niogold”) are engaged in a systematic drill program on the main resource potential of the property.  The objectives of the 2011 program are to increase the quantity and quality of the existing mineral resource.

Aurizon Option

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

The first year program under the terms of the Aurizon option agreement with Niogold includes 50,000 metres of diamond drilling mainly directed at better defining and increasing the near surface mineral resources at the Marban and Norlartic gold deposits.

Quality Control and Qualified Person

Reported intervals are in core lengths but are anticipated to approximate true widths, except where structural complexities occur, as the holes were drilled perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), of Niogold, a Qualified Person as defined by National Instrument 43-101.  This news release was prepared by Martin Demers P.Geo. (OGQ), Aurizon’s Exploration Manager and a Qualified Person as defined by National Instrument 43-101, based on information made available by Niogold and verified by personnel of the Company.

Aurizon Mines Ltd.
News Release – January 21, 2011

Aurizon Reports 9.06 Grams of Gold Per Tonne over 7.3 Metres at Marban

Additional Information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Veronica Ortiz Rodriguez: vortizrodriguez@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – January 21, 2011

Aurizon Reports 9.06 Grams of Gold Per Tonne over 7.3 Metres at Marban

                                                                                                                            Marban Drill Results

Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
MB-06-002	5+00 E	0+48 S	N180°	-70°	498.0	274.3	289.4	15.1	0.87	A
extension						313.4	333.2	19.8	1.23	P-M-V
					including	330.8	332.0	1.2	8.33	V
						346.3	370.4	24.1	1.37	W
					including	346.3	350.3	4.0	3.99	W
MB-07-005	4+50 E	0+50 S	N180°	-60°	398.0	270.0	314.6	44.6	0.51	P-M
extension					including	302.7	314.6	11.9	1.02	M
						331.2	332.4	1.2	5.60	V
						356.4	357.6	1.2	20.90	H
MB-10-118	0+05 W	0+05 N	N180°	-50°	290.0	238.0	240.0	2.0	3.11	T
MB-10-119	0+00	1+35 N	N180°	-48°	381.0	278.4	316.2	37.8	0.60	B-C1-C2
						329.9	363.8	33.9	1.23	T
					including	353.9	361.4	7.5	3.98	T
MB-10-120	0+47 E	1+75 N	N180°	-55°	448.0	199.2	242.4	43.2	0.6	Y-Z-2
						242.4	249.7	7.3	9.06	X
						293.8	321.8	28.0	0.88	B-D1
					including	293.8	294.3	0.5	31.40	D1
						357.4	370.4	13.0	0.94	C1
						378.3	399.2	20.9	0.54	A
						404.1	412.8	8.7	0.71	T
MB-10-121	1+50 W	1+00 S	N180°	-45°	171.0	65.0	66.2	1.2	66.00	E
						90.0	96.0	6.0	3.16	D1
MB-10-122	1+00 E	1+75 N	N180°	-60°	465.0	200.2	226.9	26.7	0.66	2-Y
					including	226.4	226.9	0.5	7.43	Y
						244.1	253.5	9.4	0.70	X
						255.3	255.8	0.5	6.64	E
						288.4	332.0	43.6	0.87	B-D1
					including	289.4	291.5	2.1	7.22	D1
						384.0	402.0	18.0	0.99	A
						409.0	427.0	18.0	0.99	T
MB-10-123	1+00 E	1+35 N	N180°	-55°	272.0	170.3	179.6	9.3	0.54	2
						194.6	200.6	6.0	0.99	Y
MB-10-124	0+50 W	2+90 N	N180°	-45°	504.0	33.3	34.5	1.2	6.89
						254.6	257.0	2.4	5.02	2
						315.9	339.2	23.3	0.63	E
						366.5	387.0	20.5	0.88	D1
					including	368.5	370.5	2.0	4.47	D1
						409.9	428.7	18.8	1.80	C1
					including	414.8	415.8	1.0	5.89	C1
					including	423.8	428.0	4.2	5.74	C1
						440.2	474.5	34.3	0.57	A-T
					including	440.2	441.4	1.2	5.29	A
MB-10-125	2+00 W	0+55 S	N180°	-45°	185.0	114.1	126.5	12.4	1.50	B-D1-E

Aurizon Mines Ltd.
News Release – January 21, 2011

Aurizon Reports 9.06 Grams of Gold Per Tonne over 7.3 Metres at Marban

Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
MB-10-126	2+50 W	0+65 N	N180°	-45°	263.0	98.6	99.8	1.2	7.81
						117.7	118.5	0.8	10.35	2
						142.2	155.2	13.0	1.98	Z
					including	148.5	149.7	1.2	15.40	Z
						175.8	177.0	1.2	8.21	E
						193.0	244.8	51.8	0.57	D1-B-C1-A-T
						256.0	262.0	6.0	0.82
MB-10-127	2+50 W	1+35 N	N180°	-45°	332.0	200.7	205.5	4.8	2.18	Z
MB-10-128	3+00 W	0+50 S	N180°	-45°	194.0	87.0	87.7	0.7	6.76	Z
						112.2	126.7	14.5	0.93	D1
MB-10-129	3+00 W	1+05 S	N180°	-45°	152.0	63.9	65.1	1.2	35.20	D1
MB-10-130	2+50 E	0+05 S	N180°	-55°	227.0	127.8	129.0	1.2	4.39	Z
						194.7	195.7	1.0	7.23	D
						198.8	204.4	5.6	0.93	D
MB-10-131	2+50 E	0+65 S	N180°	-55°	354.0	71.9	73.0	1.1	22.10	Y
						239.9	240.5	0.6	8.76	A
						264.6	269.4	4.8	2.78	T
MB-10-132	3+00 E	1+10 S	N180°	-45°	299.0	152.4	185.8	33.4	0.49	B
						227.6	237.8	10.2	4.00	P
						256.1	258.9	2.8	4.29	T
						269.7	270.9	1.2	5.59	T
MB-10-133	5+00 E	2+00 S	N180°	-50°	269.0	31.4	42.0	10.6	1.21	E
MB-10-134	4+00 E	1+40 S	N180°	-45°	293.0	36.0	47.6	11.6	0.73	E
						58.3	59.0	0.7	7.72
						89.5	94.1	4.6	1.65	D3
						208.2	209.0	0.8	14.65	P
MB-10-135	3+50 E	1+00 S	N180°	-65°	169.1	92.8	93.6	0.8	3.78	E
MB-10-136	3+00 E	1+80 S	N180°	-45°	257.0	84.2	85.4	1.2	4.57

                                                                                                                        Note: Complete assay results for hole MB-10-119 are pending.